EXHIBIT 12

Regions Financial Corporation

Computation of Ratio of Earnings to Fixed Charges

(from continuing operations)

(Unaudited)

	December 31
	2010	2009	2008	2007	2006
	(Amounts in millions)
Excluding Interest on Deposits
Income (loss) from continuing operations before income taxes	$(885)	$(1,202)	$(5,933)	$2,039	$1,992
Fixed charges excluding preferred stock dividends and accretion	570	791	1,061	1,077	696

Income (loss) for computation excluding interest on deposits	(315)	(411)	(4,872)	3,116	2,688

Interest expense excluding interest on deposits	502	720	996	1,012	661
One-third of rent expense	68	71	65	65	35
Preferred stock dividends and accretion	224	230	26	—	—

Fixed charges including preferred stock dividends	794	1,021	1,087	1,077	696

Ratio of earnings to fixed charges, excluding interest on deposits	(0.40)	(0.40)	(4.48)	2.89	3.86

Including Interest on Deposits
Income (loss) from continuing operations before income taxes	$(885)	$(1,202)	$(5,933)	$2,039	$1,992
Fixed charges excluding preferred stock dividends and accretion	1,325	2,068	2,785	3,741	2,376

Income (loss) for computation including interest on deposits	440	866	(3,148)	5,780	4,368

Interest expense including interest on deposits	1,257	1,997	2,720	3,676	2,341
One-third of rent expense	68	71	65	65	35
Preferred stock dividends and accretion	224	230	26	—	—

Fixed charges including preferred stock dividends	1,549	2,298	2,811	3,741	2,376

Ratio of earnings to fixed charges, including interest on deposits	0.28	0.38	(1.12)	1.54	1.84